Exhibit 23

The Board of Directors

Duke Realty Corporation:

We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke Realty Corporation of our report dated May 23, 2003, relating to the statements of net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year), which report appears in the December 31, 2002, annual report on Form 11-K of Duke 401(k) Plan.

KPMG LLP
Indianapolis, Indiana
June 27, 2003